UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
March 26, 2010
Commission file number:
1-14251
SAP AG
(Exact name of registrant as specified in its charter)
SAP CORPORATION
(Translation of registrant’s name into English)
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

EXHIBITS
SIGNATURES
EXHIBIT INDEX

SAP AG
FORM 6-K
On March 25, 2010, SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP”), issued a press release (the “Press Release”) announcing that the Executive Board and the Supervisory Board of SAP recommend that SAP shareholders approve a dividend of €0.50 per ordinary share at this year’s Annual General Meeting of Shareholders. The Press Release is attached as Exhibit 99.1 hereto and incorporated by reference herein.
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s most recent Annual Report on Form 20-F for 2009 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

EXHIBITS

Exhibit No.	Exhibit

99.1	Press Release dated March 25, 2010

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AG (Registrant)
By:	/s/ Werner Brandt
	Name:	Dr. Werner Brandt
	Title:	CFO

By:	/s/ Christoph Huetten
	Name:	Dr. Christoph Huetten
	Title:	Chief Accounting Officer

Date: March 26, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	(i) Press Release dated March 25, 2010

Exhibit 99.1
For Immediate Release
March 25, 2010
SAP Recommends Dividend of €0.50 per Share
     WALLDORF — March 25, 2010 — The Executive Board and the Supervisory Board of SAP AG (NYSE: SAP) recommend that shareholders approve a dividend of €0.50 (unchanged from previous year) per share at the Annual General Meeting of shareholders. If the shareholders approve this recommendation, the total amount distributed in dividends for fiscal year 2009 would be approximately €594 million (based on the outstanding shares as of December 31, 2009), representing a pay-out ratio of 34% (2008: 32%).
     The Annual General Meeting is scheduled for June 8, 2010 in Mannheim, Germany. The payment of the dividend is scheduled on or after June 9, 2010.
     Note to holders of SAP ADRs (American Depositary Receipts): One SAP ADR represents one SAP AG share. However, the final dividend is dependent upon the euro/US-dollar exchange rate. SAP AG pays cash dividends in euro, so the exchange rate fluctuations will also affect the US-dollar amounts received by the holders of ADRs on the conversion into US dollars the cash dividends paid in euro on the ordinary shares represented by the ADRs. The final dividend payment by SAP AG to the depositary bank is scheduled for June 9, 2010. The depositary bank will then convert the dividend payment from euros into US dollars as promptly as practicable.
About SAP
SAP is the world’s leading provider of business software, offering applications and services that enable companies of all sizes and in all industries to become best-run businesses. With approximately 95,000 customers in over 120 countries, SAP is listed on several exchanges, including the Frankfurt stock exchange and NYSE, under the symbol “SAP.” (For more information, visit www.sap.com)
# # #
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “outlook,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright © 2010 SAP AG. All rights reserved.
SAP, R/3, SAP NetWeaver, Duet, PartnerEdge, ByDesign, SAP Business ByDesign, and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and other countries. Business Objects and the Business Objects logo, BusinessObjects, Crystal Reports, Crystal Decisions, Web Intelligence, Xcelsius, and other Business Objects products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Business Objects S.A. in the United States and in other countries. Business Objects is an SAP company. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.
For more information, press only:
Christoph Liedtke, +49 (6227) 7-50383, christoph.liedtke@sap.com, CET
Guenter Gaugler +49 (6227) 7-65416, guenter.gaugler@sap.com, CET
Jim Dever +1 (610) 661-2161, james.dever@sap.com, ET
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, mailto:investor@sap.com, ET